SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 Or 15d-16 Of The
Securities Exchange Act of 1934

Short form of Press Release

BANCO LATINOAMERICANO DE EXPORTACIONES, S.A.
(Exact name of Registrant as specified in its Charter)

LATIN AMERICAN EXPORT BANK
(Translation of Registrant’s name into English)

Calle 50 y Aquilino de la Guardia
P.O. Box 0819-08730
El Dorado, Panama City
Republic of Panama
(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F x      Form 40-F __

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

Yes __  No x

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82__.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

October 10, 2008
Banco Latinoamericano de Exportaciones, S.A.

By: /s/ Pedro Toll

Name: Pedro Toll
Title: Deputy Manager

BLADEX REPORTS THIRD QUARTER NET INCOME OF $14.0 MILLION, VERSUS
$14.8 MILLION IN THE THIRD QUARTER 2007

YEAR TO DATE NET INCOME WAS $59.4 MILLION,
$2.8 MILLION HIGHER THAN THE SAME PERIOD 2007

YEAR TO DATE “ROE” OF 12.6%, UNCHANGED FROM THE SAME PERIOD
LAST YEAR

Panama City, Republic of Panama, October 8, 2008 – Banco Latinoamericano de Exportaciones, S.A. (NYSE: BLX) (“Bladex” or the “Bank”) announced today its results for the third quarter ended September 30, 2008.

Third Quarter’s Results were driven by:

-
Commercial Division’s net operating income(1) for the quarter was $16.7 million, representing a 29% increase compared to the second quarter 2008, and an increase of 55% compared to the third quarter 2007.

-
Although the year to date return of Bladex’s investment in our Asset Management Division was 11.6%, its net operating loss for the third quarter was $2.2 million, a decrease of $12.3 million when compared to the second quarter 2008, and a decrease of $5.9 million compared to the third quarter 2007.

-
Treasury Division’s net operating loss was $0.7 million, compared to a $3.0 million gain in the second quarter 2008, and compared to a $0.8 million gain in the third quarter 2007, due to the carry cost of strong liquidity and the absence of gains on the sale of securities during the third quarter 2008.

-
The combined effect of these factors was a net income for the third quarter of $14.0 million, a decline of $12.3 million compared to the second quarter 2008, and compared to the third quarter 2007, net income decreased by $0.8 million.

-	As of September 30, 2008, the Bank had no credits in non-accrual or past due status.

-
As of September 30, 2008, liquidity(2) stood at $469 million, representing an increase of $96 million, or 26% from the previous quarter. Tier 1 capital ratio stood at 18.4%, compared to 19.0% in the prior quarter.

Mr. Jaime Rivera, Bladex’s Chief Executive Officer, stated the following regarding the quarter’s results: “Bladex’s performance during the third quarter reflected business conducted in an environment that was tougher than usual, but for which the Bank was well prepared.

Most importantly, during the third quarter 2008, the Commercial Division performed at record levels. As strong as the Commercial Division’s performance was, however, it could not fully offset the impact of diminished performance in the Asset Management Division.

On a year to date basis, Bladex remains ahead of its results for 2007, which validates the benefits of its diversified business model.

Under current market conditions, liquidity management, always one of our strengths, has become paramount. Starting in August, 2007, we established stringent guidelines in anticipation of a deteriorating market. The placement of a $245 million oversubscribed syndicated term loan facility on August 8th, 2008, was part of the plan we put in effect. Once conditions deteriorated starting in mid September, we slowed our portfolio growth to quickly build a comfortable $469 million liquidity position, none of which is deposited in any of the institutions that have gone bankrupt in recent weeks.

Asset quality, which Bladex has been monitoring with special care ever since a slowdown in the U.S. economy became a possibility, remains solid. While Bladex has noted some pressure developing on the absolute levels of EBITDA in some industries as commodity prices come off their record levels, debt coverage ratios remain sound.

As we have stated before, Bladex does not own, nor has it ever owned, any of the asset classes that have come to be generally known as "toxic debt" in the industry.

As of the end of the third quarter, Bladex Asset Management had invested 99.9% of its funds under management in U.S. treasuries. Bladex’s share of trading losses(3) incurred during the quarter was $1.1 million, not an inconsequential amount, but a relatively modest one in the context of the $15.5 million trading gains(3) realized year to date.

Regarding other indicators, expenses during the quarter decreased $1.5 million, or 13%, loan loss reserve coverage strengthened to 2%, and Tier 1 capitalization stood at a strong 18.4%.

This was a quarter where Bladex’s strengths in terms of its sound strategy, effective business model, skilled and experienced management, and a strong brand came to the forefront. It was also a period during which Bladex’s ability to support Latin America’s trade flows in times of market stress once again proved Bladex’s strategic importance to companies, governments, and people in our Region."

CONSOLIDATED RESULTS OF OPERATIONS
KEY FINANCIAL FIGURES AND RATIOS

(US$ million, except percentages and per share amounts)	3Q07	2Q08	3Q08
Net Interest Income	$17.6	$20.1	$21.3
Net Operating Income (Loss) by Business Segment:
Commercial Division	$10.8	$12.9	$16.7
Treasury Division	$0.8	$3.0	$(0.7)
Asset Management Division	$3.7	$10.1	$(2.2)
Net Operating Income	$15.2	$25.9	$13.8
Net Income	$14.8	$26.3	$14.0

Net Income per Share(9)	$0.41	$0.72	$0.38
Book Value per common share (period end)	$16.89	$17.74	$16.87
Return on Average Equity (“ROE”)	9.6%	16.7%	8.6%
Operating Return on Average Equity ("Operating ROE")(10)	9.9%	16.5%	8.5%
Return on Average Assets (“ROA”)	1.4%	2.0%	1.0%
Net Interest Margin	1.65%	1.56%	1.62%

Tier 1 Capital(11)	$641	$645	$614
Total Capital(12)	$650	$688	$656
Risk-weighted Assets	$2,850	$3,392	$3,341
Tier 1 Capital Ratio(11)	21.6%	19.0%	18.4%
Total Capital Ratio(12)	22.8%	20.3%	19.6%
Stockholders’ Equity to Total Assets	13.8%	11.9%	11.5%

Liquid Assets/ Total Assets(2)	7.3%	6.9%	8.8%
Liquid Assets/ Total Deposits	22.3%	21.5%	30.2%

Non-Accruing Loans to Total Loans, net	0.0%	0.0%	0.0%
Allowance for Loan Losses to Total Loan Portfolio	2.1%	1.7%	1.8%
Allowance for Losses on Off-Balance Sheet Credit Risk to Total Contingencies	2.0%	4.0%	4.5%

Total Assets	$4,454	$5,407	$5,345

Footnotes:

(1)	Net Operating Income (Loss) refers to net interest income plus non-interest operating income, minus operating expenses.

(2)
Liquidity ratio refers to liquid assets as a percentage of total assets. Liquid assets consist of investment-grade ‘A’ securities, and cash and due from banks, excluding pledged deposits and cash balances in the Asset Management Division.

(3)	Includes trading gains (losses) and net gains (losses) on investment fund.

(4)	Net interest income on lending spreads refers to interest income on weighted average net lending spreads of average loan portfolio, plus loan commissions.

(5)	Net interest income on allocated capital is calculated based on capital assigned to support the loan portfolio.

(6)
Non-interest operating income (loss) refers to net other income (expense) excluding reversals (provisions) for credit losses and recoveries (impairment) on assets. By business segment, non-interest operating income includes:

Commercial Division: Net fees and commissions and Net related other income (expense).
Treasury Division: net gains on sale of securities available for sale, impact of derivative hedging instruments, and gain (losses) on foreign currency exchange.
Asset Management Division: Net trading gains, net gains (losses) on investment fund and related other income (expense).

(7)	Net Operating Revenue refers to net interest income plus non-interest operating income.

(8)	Lending spreads are calculated as loan portfolio weighted average lending spread divided by weighted average Libor-based cost rate, excluding loan commissions.

(9)	Net Income per Share calculations are based on the average number of shares outstanding during each period.

(10)	Operating ROE: Annualized net operating income divided by average stockholders’ equity.

(11)
Tier 1 Capital is equivalent to stockholders’ equity. Tier 1 Capital ratio is calculated as a percentage of risk weighted assets. In turn, risk-weighted assets are calculated based on US Federal Reserve Board and Basel I capital adequacy guidelines.

(12)
Total Capital refers to total stockholders’ equity plus Tier 2 Capital based on US Federal Reserve Board and Basel I capital adequacy guidelines. Total Capital ratio refers to Total Capital as a percentage of risk weighted assets.

(13)
Efficiency ratio refers to consolidated operating expenses as a percentage of net operating revenues. Excluding the Asset Management Division’s net revenues and expenses, the efficiency ratio was 34%, 38% and 39% for third quarter 2008, second quarter 2008, and third quarter 2007, respectively.

SAFE HARBOR STATEMENT

This press release contains forward-looking statements of expected future developments. The Bank wishes to ensure that such statements are accompanied by meaningful cautionary statements pursuant to the safe harbor established by the Private Securities Litigation Reform Act of 1995. The forward-looking statements in this press release refer to the growth of the credit portfolio, including the trade portfolio, the increase in the number of the Bank’s corporate clients, the positive trend of lending spreads, the increase in activities engaged in by the Bank that are derived from the Bank’s client base, anticipated operating income and return on equity in future periods, including income derived from the Treasury Division and Asset Management Division, the improvement in the financial and performance strength of the Bank and the progress the Bank is making. These forward-looking statements reflect the expectations of the Bank’s management and are based on currently available data; however, actual experience with respect to these factors is subject to future events and uncertainties, which could materially impact the Bank’s expectations. Among the factors that can cause actual performance and results to differ materially are as follows: the anticipated growth of the Bank’s credit portfolio; the continuation of the Bank’s preferred creditor status; the impact of increasing/decreasing interest rates and of improving macroeconomic environment in the Region on the Bank’s financial condition; the execution of the Bank’s strategies and initiatives, including its revenue diversification strategy; the adequacy of the Bank’s allowance for credit losses; the need for additional provisions for credit losses; the Bank’s ability to achieve future growth, to reduce its liquidity levels and increase its leverage; the Bank’s ability to maintain its investment-grade credit ratings; the availability and mix of future sources of funding for the Bank’s lending operations; potential trading losses; the possibility of fraud; and the adequacy of the Bank’s sources of liquidity to replace large deposit withdrawals.

About Bladex
Bladex is a supranational bank originally established by the Central Banks of Latin American and Caribbean countries to support trade finance in the Region. Based in Panama, its shareholders include central banks and state-owned entities in 23 countries in the Region, as well as Latin American and international commercial banks, along with institutional and retail investors. Through September 30, 2008, Bladex had disbursed accumulated credits of over $157 billion.

Conference Call Information

There will be a conference call to discuss the Bank’s quarterly results on Thursday, October 9, 2008, at 11:00 a.m., New York City time (Eastern Time).  For those interested in participating, please dial (800) 311-9401 in the United States or, if outside the United States, (334) 323-7224.  Participants should use conference ID# 8034, and dial in five minutes before the call is set to begin.  There will also be a live audio web cast of the conference at www.bladex.com.

The conference call will become available for review on Conference Replay one hour after its conclusion, and will remain available through December 9, 2008.  Please dial (877) 919-4059 or (334) 323-7226, and follow the instructions.  The Conference ID# for the replayed call is 56208326.

For more information, please access www.bladex.com or contact:
Mr. Jaime Celorio
Chief Financial Officer
Bladex
Calle 50 y Aquilino de la Guardia
P.O. Box: 0819-08730
Panama City, Panama
Tel: (507) 210-8563
Fax: (507) 269-6333
E-mail address: jcelorio@bladex.com

Investor Relations Firm:
i-advize Corporate Communications, Inc.
Mrs. Melanie Carpenter / Mr. Peter Majeski
82 Wall Street, Suite 805
New York, NY 10005
Tel: (212) 406-3690
E-mail address: bladex@i-advize.com